UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of September 2017

Commission File Number:  001-16601

FRONTLINE LTD.
(Translation of registrant's name into English)

Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a copy of the press release issued by Frontline Ltd. (the "Company") on August 30, 2017, reporting results for the second quarter and six months ended June 30, 2017.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRONTLINE LTD. (registrant)

Dated: September 14, 2017	By:	/s/ Inger M. Klemp
Name: Inger M. Klemp
Title: Principal Financial Officer

EXHIBIT 1

FRONTLINE LTD. REPORTS RESULTS FOR THE SECOND QUARTER AND SIX MONTHS ENDED JUNE 30, 2017

Frontline Ltd. (the "Company" or "Frontline"), today reported unaudited results for the three and six months ended June 30, 2017:

Highlights

•
Reports a net loss attributable to the Company of $19.4 million, or $0.11 per share, for the second quarter of 2017, primarily due to $7.8 million in dry docking expenses and a $12.2 million loss on the termination of two charters.

•	Reports a net loss attributable to the Company adjusted for certain non-cash items of $14.2 million, or $0.08 per share, for the second quarter of 2017.
•
Reports net income attributable to the Company of $7.6 million, or $0.04 per share, and net income attributable to the Company adjusted for certain non-cash items of $13.6 million, or $0.08 per share, for the six months ended June 30, 2017.

•
Signed two senior secured term loan facilities of up to $110.5 million provided by ING Bank and $110.5 million provided by Credit Suisse, to partially finance four recent resales and newbuilding contracts.

•
Terminated three long term charters: for the 1998-built Suezmax tanker Front Brabant and the 2000-built VLCC Front Scilla in the second quarter and the 1997-built Suezmax Front Ardenne in the third quarter ahead of the vessels' scheduled drydockings.

•	Took delivery of three Suezmax and two LR2/Aframax newbuildings.

Robert Hvide Macleod, Chief Executive Officer of Frontline Management AS commented:

"The market has been decidedly weak since the start of the second quarter of 2017, which is primarily the result of the increase in the size of the global crude oil tanker fleet.  While the weak market naturally affects our earnings in the short term, the company's strategy is not altered.  We continue to take proactive steps to increase the earnings potential of our fleet through the ongoing renewal of our fleet and by pursuing an opportunistic approach in the resale and newbuilding markets. Over the last several quarters, we have divested older, less economical VLCCs and Suezmax tankers and have remained focused on acquiring high-quality, modern VLCCs at attractive prices, lowering the average age for our fleet from 8.1 years to 5.7 years.

The upcoming quarters may present challenges as vessel supply continues to increase, but we are confident in our ability to continue to execute our strategy with the goal of returning value to shareholders. Given how both the ship values and spot market conditions have developed over the summer, we believe we are better positioned having not done any substantial acquisitions in the first half of the year. We expect attractive opportunities to emerge as a result of the weak market and will remain opportunistic going forward."

Inger M. Klemp, Chief Financial Officer of Frontline Management AS, added:

"The financing of our current newbuilding program is complete, following the signing of our senior secured loan facilities with ING and Credit Suisse.  The terms of the financing support Frontline's low cash break-even levels.  We are pleased that we continue to be able to access financing on attractive terms, and we believe this is directly related to the financial strength of our platform as well as our strong relationships within the lending community."

The average daily time charter equivalents ("TCE") earned by Frontline in the quarter ended June 30, 2017, the prior quarter and 2016 are shown below, along with guidance for the third quarter in 2017 and the estimated average daily break-even ("BE") rates for the remainder of 2017:

($ per day)	Spot and time charter			Spot and time charter estimates	% covered	Estimated average BE rates
	Q2 2017	Q1 2017	2016	Q3 2017		2017
VLCC	23 800	34 400	43 200	16 800	62%	21 600
SMAX	16 400	23 400	26 400	18 500	63%	17 500
LR2	18 100	22 400	23 800	18 600	77%	15 700

The estimated average daily break-even rates for the remainder of 2017 are the daily TCE rates the vessels must earn in order to cover operating expenses including dry dock, finance costs and general and administrative expenses.

The Fleet

As of June 30, 2017, the Company's fleet consisted of 57 vessels, with an aggregate capacity of approximately 10 million DWT. The Company's fleet consisted of:

(i)	38 vessels owned by the Company (eight VLCCs, 15 Suezmax tankers, 15 LR2 tankers);
(ii)	10 vessels that are under capital leases (9 VLCCs and one Suezmax tanker);
(iii)	one VLCC that is recorded as an investment in finance lease;
(iv)	two VLCCs where the cost/revenue is split 50/50 with a unrelated third party;
(v)	one MR product tanker that is chartered-in on a short term time charter with a remaining duration of less than six months; and
(vi)	five vessels that are under the Company's commercial management (two Suezmax tankers and three Aframax oil tankers)

Furthermore, the Company has 10 newbuildings under construction: six VLCCs, one Suezmax tanker and three LR2 tankers with an aggregate carrying capacity of 2.3 million DWT.

As of June 30, 2017, the Company had entered into the following time charter-out contracts for seven vessels:

(i)	one Suezmax built in 2010 at a rate of $33,500 per day, expiry Q4 2017;
(ii)	five LR2 tankers at an average rate of $27,600, expiry Q1 2018; and
(iii)
one Suezmax tanker built in 2010 with a base rate of $30,000 per day for the first year and $27,000 per day for the second year with a profit share arrangement, expiry Q1 2018. The agreement is index-linked.

In May 2017, the Company agreed with Ship Finance International Ltd. ("Ship Finance") to terminate the long term charters for the 2000-built VLCC Front Scilla and the 1998-built Suezmax tanker Front Brabant upon the sale and delivery of the vessels by Ship Finance to unrelated third parties. The charters with Ship Finance terminated in the second quarter. The Company recorded a loss on termination of $12.2 million in the second quarter.

In July 2017, the Company agreed with Ship Finance to terminate the long term charter for the 1997-built Suezmax tanker Front Ardenne upon the sale and delivery of the vessel by Ship Finance to an unrelated third party. The charter with Ship Finance terminated in August. The Company expects to record a loss on termination of $5.8 million in the third quarter.

Newbuilding Program

As of June 30, 2017, the Company's newbuilding program was comprised of six VLCCs, one Suezmax tanker and three LR2 tankers. As of June 30, 2017, total instalments of $159.0 million had been paid or accrued and the remaining commitments amounted to $557.4 million, of which $417.7 million is due in 2017, $86.3 million is due in 2018 and $53.4 million is due in 2019.

In April 2017, the Company ordered two VLCC newbuildings to be built at Hyundai Samho Heavy Industries. The vessels are due for delivery in December 2018 and April 2019. The Company's options for two additional sister vessels have lapsed.

In April 2017, the Company took delivery of the Suezmax newbuilding Front Crystal and the LR2 newbuilding Front Sirius. In May 2017, the Company took delivery of the Suezmax newbuilding Front Coral. In June 2017, the Company took delivery of the Suezmax newbuilding Front Cosmos and the LR2 newbuilding Front Castor.

Financing Update

In June 2017, the Company signed a senior secured term loan facility in an amount of up to $110.5 million with Credit Suisse. The facility matures in 2023, carries an interest rate of LIBOR plus a margin of 190 basis points and has an amortization profile of 18 years. The facility will be used to partially finance two of our recent VLCC resales and newbuilding contracts.

In June 2017, the Company signed a senior secured term loan facility in an amount of up to $110.5 million with ING Bank. The facility matures in 2023, carries an interest rate of LIBOR plus a margin of 190 basis points and has an amortization profile of 18 years. The facility will be used to partially finance two of our recent VLCC resales and newbuilding contracts.

Frontline has committed bank financing in place to partially finance all of the Company's 10 resales and newbuilding contracts.

Corporate Update

In the second quarter, the Company sold 3.2 million shares in DHT Holdings, Inc. ("DHT") for proceeds of $13.8 million and a gain of $0.5 million and received dividends of $0.5 million.  This follows the sale of 1.7 million shares in DHT for proceeds of $7.9 million and a gain of $0.8 million and receipt of dividends of $0.9 million in the first quarter of 2017.

Pursuant to the Company's stated dividend policy, and due to the net loss attributable to the Company in the second quarter, the Board has decided to pay no dividend for the second quarter.

We had 169,809,324 ordinary shares outstanding as of June 30, 2017, and the weighted average number of shares outstanding for the quarter was 169,809,324.

Second Quarter 2017 Results

The Company reports a net loss attributable to the Company of $19.4 million, or $0.11 per share, for the second quarter of 2017 compared with net income attributable to the Company of $27.0 million, or $0.16 per share in the first quarter. The loss was primarily due to $7.8 million in dry docking expenses during the quarter and a $12.2 million loss on termination of two long-term charters. The net loss attributable to the Company adjusted for certain non-cash items was $14.2 million, or $0.08 per share, for the second quarter of 2017 compared to net income of $27.9 million or $0.16 per share in the first quarter. These non-cash items consisted of a loss on the termination of the long term charters of Front Scilla and Front Brabant, net of termination payment due, of $2.1 million, and a loss on derivatives of $3.1 million. Net income attributable to the Company in the first quarter of 2017 included a gain on termination of the long term charter of Front Century with Ship Finance of $20.6 million, a vessel impairment loss of $21.2 million on four vessels leased from Ship Finance, and a loss on derivatives of $0.2 million.

Total ship operating expenses of $37.6 million in the second quarter were $6.9 million higher than in the previous quarter due to the dry docking of four vessels (one vessel was dry docked in the first quarter) and the delivery of five new vessels in the second quarter.

Contingent rental income in the second quarter relates to the charter party contracts with Ship Finance and is due to the fact that the actual profit share in the second quarter was $8.7 million less than the amount accrued in the lease obligations payable when the leases were recorded at fair value at the time of the merger with Frontline 2012.

The Company generated net income attributable to the Company of $7.6 million, or $0.04 per share, for the six month ended June 30, 2017 compared with net income attributable to the Company of $93.2 million, or $0.60 per share for the six months ended June 30, 2016. The net income attributable to the Company adjusted for certain non-cash items was $13.6 million, or $0.08 per share, for the six months ended June 30, 2017 compared with net income attributable to the Company of $137.9 million, or $0.88 per share in the six months ended June 30, 2016. These non-cash items consisted of a vessel impairment loss of $21.2 million on four vessels leased from Ship Finance, a loss on derivatives of $3.3 million, a loss on the termination of the long term charters of Front Scilla and Front Brabant, net of termination payment due, of $2.1 million, offset by a gain on the termination of the long term charter of Front Century of $20.6 million. Net income attributable to the Company in the six months ended June 30, 2016 included a vessel impairment loss of $25.5 million related to the sale of six MR tankers and the termination of the long term charter for Front Vanguard, an impairment loss on shares of $6.9 million, and a loss on derivatives of $12.3 million.

As of August 2017, the Company estimates that the average daily cash breakeven rates for the remainder of 2017 will be approximately $21,600, $17,500 and $15,700 for its owned and leased VLCCs, Suezmax tankers and LR2 tankers, respectively.  The Company believes these rates are highly competitive.

A reconciliation of net income attributable to the Company to net income attributable to the Company adjusted for certain non-cash items for the quarter and six months ended June 30, 2017 is as follows:

(in millions of $)	Q2 2017	Q1 2017	Six months ended June 30, 2017	Six months ended June 30, 2016
Net (loss) income attributable to the Company	(19.4)	27.0	7.6	93.2
Add back:
Loss on termination of vessel lease, net of cash paid	2.1	—	2.1	—
Vessel impairment loss	—	21.2	21.2	25.5
Impairment loss on shares	—	—	—	6.9

Loss on derivatives	3.1	0.2	3.3	12.3

Less:

Gain on termination of lease	—	(20.6)	(20.6)	—
Net (loss) income attributable to the Company adjusted for certain non-cash items	(14.2)	27.9	13.6	137.9
(in thousands)
Weighted average number of ordinary shares	169,809	169,809	169,809	156,387

(in $)
Basic earnings per share adjusted for certain non-cash charges	(0.08)	0.16	0.08	0.88

The calculation of net income attributable to the Company adjusted for certain non-cash items per share in each period has been calculated using the same number of shares as used in the GAAP earnings per share calculations.

This press release describes net income attributable to the Company adjusted for certain non-cash items and related per share amounts, which are not measures prepared in accordance with US GAAP ("non-GAAP"). We believe the non-GAAP financial measures presented in this press release provides investors with a means of evaluating and understanding how the Company's management evaluates the Company's operating performance. These non-GAAP financial measures should not be considered in isolation from, as substitutes for, nor superior to financial measures prepared in accordance with GAAP.

Strategy and Market Outlook

The growth in crude tanker tonne-mile demand suggests that the current tanker market is not suffering from weak demand growth, but rather from excess supply growth which has occurred over the last 18 months.  Despite current market weakness which is forecast to continue in the near-term, the Company continues to believe that the market will begin to improve in 2018 as the pace of deliveries of newbuilding vessels slows and vessels are retired from the global fleet. There are nearly 110 VLCCs built in 2000 or earlier that continue to operate.  This is roughly equal to the current VLCC order book.  At some point in time these older vessels will permanently exit the fleet. We believe that increased scrapping is inevitable in the near term, driven by the weak spot market and the increased scrap value of tankers, which is up by approximately 50 percent year on year.

Frontline has been continuously renewing and growing its operating fleet, most recently with the delivery of five newbuilding vessels in the second quarter and the termination of leases for three older vessels. Since the start of 2016, Frontline has grown its fleet on water by approximately 2.1 million DWT and in the process lowered the average age for our fleet from 8.1 years to 5.7 years. This has also had the effect of reducing our average daily vessel operating expenses and cash breakeven rates, which we expect will continue to decrease with further deliveries of newbuildings and resales, and also increasing the earnings potential of our fleet.

The Company is thus uniquely positioned to generate substantial returns to its shareholders in a strong tanker market and healthy returns in a more muted market. The Company has a long track record of doing so, and it seeks to carry on that tradition as it increases its leadership role in the market.

Conference Call and Webcast

On August 30, 2017 at 9:00 A.M. ET (3:00 P.M. CET), the Company's management will host a conference call to discuss the results.

Participants should dial into the call 10 minutes before the scheduled time using the following numbers:

Norway	+47 2350 0486
Norway toll free	800 56053
UK	+44(0)20 3427 1908
UK Toll Free	0800 279 5004
USA	+1212 444 0896
USA Toll Free	1877 280 2342
Conference ID	1147594

Presentation materials and a webcast of the conference call may be accessed on the Company's website, www.frontline.bm, under the 'Webcast' link.

A replay of the conference call will be available for seven days following the live call. The following numbers may be used to access the telephonic replay:

UK	+44 (0) 207 984 7568
UK Toll Free	0 808 101 1153
Norway Dial-In	+47 23 50 00 77
Norway toll free	800 196 72
USA Toll Free	888-203-1112
USA	+1 719-457-0820
Replay Access Number	1147594

Participant information required: Full name & company

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. Words, such as, but not limited to "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions. Although Frontline believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the control of Frontline, Frontline cannot assure you that they will achieve or accomplish these expectations, beliefs or projections. The information set forth herein speaks only as of the date hereof, and Frontline disclaims any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication.

The Board of Directors
Frontline Ltd.
Hamilton, Bermuda
August 29, 2017

Questions should be directed to:

Robert Hvide Macleod: Chief Executive Officer, Frontline Management AS
+47 23 11 40 84

Inger M. Klemp: Chief Financial Officer, Frontline Management AS
+47 23 11 40 76

FRONTLINE LTD.
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

2016 Apr-Jun	2017 Apr-Jun	CONDENSED CONSOLIDATED INCOME STATEMENT (in thousands of $)	2017 Jan-Jun	2016 Jan-Jun	2016 Jan-Dec
191,756	150,148	Total operating revenues	327,275	418,859	754,306

—	(12,238)	Other operating (loss) gain	8,327	—	(2,683)
31,989	60,155	Voyage expenses and commission	115,339	67,514	161,641
732	(8,687)	Contingent rental (income) expense	(12,456)	(2,654)	(18,621)
32,487	37,552	Ship operating expenses	68,176	61,945	119,515
20,500	4,838	Charter hire expenses	14,611	34,552	67,846
25,480	—	Impairment loss on vessels and vessels under capital lease	21,247	25,480	61,692
—	—	Provision for uncollectible receivable	—	—	4,000
8,114	10,599	Administrative expenses	19,167	18,887	37,026
35,414	34,859	Depreciation	70,139	73,321	141,043
154,716	139,316	Total operating expenses	296,223	279,045	574,142
37,040	(1,406)	Net operating (loss) income	39,379	139,814	177,481
96	142	Interest income	268	183	367
(13,829)	(15,976)	Interest expense	(31,000)	(27,773)	(56,687)
(4,563)	—	Impairment loss on shares	—	(6,914)	(7,233)
—	475	Gain on sale of shares	1,246	—	—
(155)	193	Foreign currency exchange gain (loss)	270	183	9
(4,210)	(3,107)	(Loss) gain on derivatives	(3,285)	(12,260)	3,718
137	511	Other non-operating items	1,065	311	204
14,516	(19,168)	Net (loss) income before income taxes and non-controlling interest	7,943	93,544	117,859
(54)	(63)	Income tax expense	(93)	(104)	(345)
14,462	(19,231)	Net income (loss)	7,850	93,440	117,514
(150)	(148)	Net (income) loss attributable to non-controlling interest	(209)	(222)	(504)
14,312	(19,379)	Net income (loss) attributable to the Company	7,641	93,218	117,010
0.09	(0.11)	Basic earnings (loss) per share attributable to the Company ($)	0.04	0.60	0.75

2016 Apr-June	2017 Apr-June	CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (in thousands of $)	2017 Jan-Jun	2016 Jan-Jun	2016 Jan-Dec

14,462	(19,231)	Net (loss) income	7,850	93,440	117,514
2,767	(4,292)	Unrealized (loss) gain from marketable securities	1,718	(280)	(5,425)
—	—	Unrealized loss from marketable securities reclassified to statement of operations	—	—	7,233
(238)	39	Foreign exchange loss	98	(369)	(686)
2,529	(4,253)	Other comprehensive income (loss)	1,816	(649)	1,122
16,991	(23,484)	Comprehensive (loss) income	9,666	92,791	118,636

150	148	Comprehensive income attributable to non-controlling interest	209	222	504
16,851	(23,632)	Comprehensive (loss) income attributable to the Company	9,457	92,569	118,132
17,001	(23,484)	Comprehensive (loss) income	9,666	92,791	118,636

FRONTLINE LTD.
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
CONDENSED CONSOLIDATED BALANCE SHEETS (in thousands of $)	June 30 2017	June 30 2016	Dec 31 2016
ASSETS
Current assets
Cash and cash equivalents	128,411	129,617	202,402
Restricted cash	1,026	5,505	677
Marketable securities	35,753	6,659	8,428
Other current assets	163,393	159,465	172,119
Total current assets	328,583	301,246	383,626

Non-current assets
Newbuildings	162,221	326,200	308,324
Vessels and equipment, net	2,042,112	1,249,027	1,477,395
Vessels under capital lease, net	435,346	639,655	536,433
Investment in finance lease	25,910	35,887	30,908
Goodwill	225,273	225,273	225,273
Vessels held for sale	—	170,775	—
Other long-term assets	1,627	—	4,358
Total non-current assets	2,892,489	2,646,817	2,582,691
Total assets	3,221,072	2,948,063	2,966,317

LIABILITIES AND EQUITY
Current liabilities
Short term debt	89,770	65,966	67,365
Current portion of obligations under capital lease	44,406	90,336	56,505
Other current liabilities	63,270	76,529	58,879
Total current liabilities	197,446	232,831	182,749

Non-current liabilities
Long term debt	1,275,034	896,406	914,592
Obligations under capital lease	285,926	394,492	366,095
Other long-term liabilities	3,213	2,961	3,112
Total non-current liabilities	1,564,173	1,293,859	1,283,799

Commitments and contingencies
Equity
Frontline Ltd. equity	1,459,462	1,421,487	1,499,601
Non-controlling interest	(9)	(114)	168
Total equity	1,459,453	1,421,373	1,499,769
Total liabilities and equity	3,221,072	2,948,063	2,966,317

FRONTLINE LTD.
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

2016 Apr-Jun	2017 Apr-Jun	CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS (in thousands of $)	2017 Jan-Jun	2016 Jan-Jun	2016 Jan-Dec
		OPERATING ACTIVITIES
14,462	(19,231)	Net income (loss)	7,850	93,440	117,514
		Adjustments to reconcile net income (loss) to net cash provided by operating activities:
35,818	35,336	Depreciation and amortization of deferred charges	71,024	73,878	143,070
—	12,238	Other operating loss (gain)	(8,327)	—	2,683
(2,237)	—	Amortization of time charter contract value	—	(6,061)	(6,799)
732	(8,687)	Contingent rental (income) expense	(12,456)	(2,654)	(18,621)
25,480	—	Impairment loss on vessels and vessels under capital lease	21,247	25,480	61,692
—	—	Provision for uncollectible receivables	—	—	4,000
4,563	—	Impairment loss on shares	—	6,914	7,233
—	(475)	(Gain) on sale of shares	(1,246)	—	—
2,737	2,870	(Gain) loss on derivatives	2,731	9,222	(8,017)
(990)	751	Other, net	1,521	(2,294)	(1,232)
1,781	6,850	Change in operating assets and liabilities	27,092	5,889	(15,508)
82,346	29,652	Net cash provided by operating activities	109,436	203,814	286,015

		INVESTING ACTIVITIES
—	—	Refund of newbuilding installments and interest	—	—	43,497
(176,599)	(207,276)	Additions to newbuildings, vessels and equipment	(454,031)	(337,952)	(622,460)
(4,811)	(419)	Change in restricted cash	(348)	(5,137)	(309)
2,299	2,410	Finance lease payments received	4,766	4,579	9,333
—	—	Proceeds from sale of vessels and equipment	—	—	173,187
—	—	Purchase of DHT shares	(46,100)	—	—
—	14,635	Proceeds from the sale of DHT shares	21,739	—	—
(179,111)	(190,650)	Net cash (used in) provided by investing activities	(473,974)	(338,510)	(396,752)

		FINANCING ACTIVITIES
—	—	Net proceeds from issuance of shares	—	—	98,200
61,463	230,663	Proceeds from long-term debt	420,138	192,363	356,066
(15,219)	(19,517)	Repayment of long-term debt	(36,357)	(29,612)	(169,883)
(28,680)	(9,338)	Repayment of capital leases	(25,798)	(40,997)	(61,677)
—	(14,218)	Lease termination payments	(14,218)	—	—
—	(198)	Debt fees paid	(1,818)	(4,204)	(9,523)
(62,814)	(25,517)	Dividends paid	(51,400)	(117,744)	(164,551)
—	—	Payment of fractional shares on reverse share split	—	(17)	(17)
(45,250)	161,875	Net cash provided by (used in) financing activities	290,547	(211)	48,615

(142,015)	877	Net change in cash and cash equivalents	(73,991)	(134,907)	(62,122)
271,632	127,534	Cash and cash equivalents at start of period	202,402	264,524	264,524
129,617	128,411	Cash and cash equivalents at end of period	128,411	129,617	202,402

FRONTLINE LTD.
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (in thousands of $ except number of shares)	2017 Jan-June	2016 Jan-June	2016 Jan-Dec

NUMBER OF SHARES OUTSTANDING
Balance at beginning of period	169,809,324	781,937,649	781,937,649
Effect of reverse share split	—	(625,551,143)	(625,551,143)
Shares issued		—	13,422,818
Balance at end of period	169,809,324	156,386,506	169,809,324

SHARE CAPITAL
Balance at beginning of period	169,809	781,938	781,938
Effect of reverse share split	—	(625,551)	(625,551)
Shares issued	—	—	13,422
Balance at end of period	169,809	156,387	169,809

ADDITIONAL PAID IN CAPITAL
Balance at beginning of period	195,304	109,386	109,386
Stock compensation expense	1,418	—	1,418
Payment for fractional shares on reverse share split	—	(17)	(17)
Shares issued	—	—	84,517
Balance at end of period	196,722	109,369	195,304

CONTRIBUTED CAPITAL SURPLUS
Balance at beginning of period	1,099,680	474,129	474,129
Cash dividends	(9,304)	—	—
Effect of reverse share split	—	625,551	625,551
Balance at end of period	1,090,376	1,099,680	1,099,680

OTHER COMPREHENSIVE INCOME (LOSS)
Balance at beginning of period	739	(383)	(383)
Other comprehensive income (loss)	1,816	(649)	1,122
Balance at end of period	2,555	(1,032)	739

RETAINED EARNINGS
Balance at beginning of period	34,069	81,212	81,212
Net income (loss) attributable to the Company	7,641	93,218	117,010
Cash dividends	(41,710)	(117,347)	(164,153)
Balance at end of period	—	57,083	34,069

EQUITY ATTRIBUTABLE TO THE COMPANY	1,459,462	1,421,487	1,499,601

NON-CONTROLLING INTEREST
Balance at beginning of period	168	61	61
Net income (loss) attributable to non-controlling interest	209	222	504
Dividend paid to non-controlling interest	(386)	(397)	(397)
Balance at end of period	(9)	(114)	168
TOTAL EQUITY	1,459,453	1,421,373	1,499,769

FRONTLINE LTD.
SELECTED NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. GENERAL

Frontline Ltd. (the "Company" or "Frontline") is a Bermuda based shipping company engaged primarily in the ownership and operation of oil and product tankers. The Company's ordinary shares are listed on the New York Stock Exchange and the Oslo Stock Exchange.

2. ACCOUNTING POLICIES

Basis of accounting
The condensed consolidated financial statements are stated in accordance with accounting principles generally accepted in the United States. The condensed consolidated financial statements do not include all of the disclosures required in the annual and interim consolidated financial statements, and should be read in conjunction with the Company's annual financial statements included in the Company's Annual Report on Form 20-F for the year ended December 31, 2016, which was filed with the Securities and Exchange Commission on March 16, 2017.

Significant accounting policies
The accounting policies adopted in the preparation of the condensed consolidated financial statements are consistent with those followed in the preparation of the Company's annual financial statements for the year ended December 31, 2016.

3. EARNINGS PER SHARE

The components of the numerator and the denominator in the calculation of basic earnings per share are as follows:

(in thousands of $)	2017 Jan-June	2016 Jan-June	2016 Jan-Dec
Net income attributable to the Company	7,641	93,218	117,010

(in thousands)
Weighted average number of ordinary shares	169,809	156,387	156,973

4. IMPAIRMENT LOSS ON VESSELS AND VESSELS UNDER CAPITAL LEASE

In the six months ended June 30, 2017 the Company recorded an impairment loss of $21.2 million in respect of four vessels leased in from Ship Finance.

5. OTHER OPERATING LOSS/ GAIN

In March 2017, the lease with Ship Finance for the 1998-built VLCC Front Century was terminated upon the sale and delivery of the vessel to a third party. The Company recorded a gain on this lease termination of $20.6 million in the first quarter of 2017.

In May 2017, the Company agreed with Ship Finance to terminate the long term charters for the 2000-built VLCC Front Scilla and the 1998-built Suezmax tanker Front Brabant upon the sale and delivery of the vessels by Ship Finance to unrelated third parties. The charters with Ship Finance terminated in the second quarter. Frontline made compensation payments to Ship Finance of $6.5 million and $3.6 million, respectively, for the termination of the charters and reduced obligations under capital leases by $41.7 million. The Company recorded a loss on termination, including these termination payments, of $12.2 million in the second quarter.

6. NEWBUILDINGS

In April 2017, the Company ordered two VLCC newbuildings to be built at Hyundai Samho Heavy Industries. The vessels are due for delivery in December 2018 and April 2019. The Company's options for two additional sister vessels have lapsed.

In April 2017, the Company took delivery of the Suezmax newbuilding Front Crystal and the LR2 newbuilding Front Sirius. In May 2017, the Company took delivery of the Suezmax newbuilding Front Coral. In June 2017, the Company took delivery of the Suezmax newbuilding Front Cosmos and the LR2 newbuilding Front Castor.

7. DEBT

The Company drew down $54.6 million in the six months ended June 30, 2017 from its $109.2 million term loan facility with ING Bank in connection with one VLCC delivered in the quarter.

The Company drew down $165.9 million in the six months ended June 30, 2017 from its $328.4 million term loan facility with China Exim Bank in connection with two Suezmax tankers and three LR2/Aframax tankers delivered in the period.

The Company drew down $149.6 million in the six months ended June 30, 2017 from its $321.6 million term loan facility with China Exim Bank in connection with two Suezmax tankers and one LR2/Aframax tanker delivered in the period.

The Company drew down $50.0 million from its senior unsecured loan facility of up to $275.0 million facility with an affiliate of Hemen Holding Ltd.

In February 2017, the Company signed a second senior secured term loan facility in an amount of up to $321.6 million. The facility provided by China Exim Bank is insured by China Export and Credit Insurance Corporation. The facility matures in 2033, carries an interest rate of LIBOR plus a margin in line with the Company's other credit facilities and has an amortization profile of 15 years. This facility will be used to part finance eight of our newbuildings and will be secured by four Suezmax tankers and four Aframax/LR2 tankers.

In June 2017, the Company signed a senior secured term loan facility in an amount of up to $110.5 million with Credit Suisse. The facility matures in 2023, carries an interest rate of LIBOR plus a margin of 190 basis points and has an amortization profile of 18 years. The facility will be used to partially finance two of our recent VLCC resales and newbuilding contracts.

In June 2017, the Company signed a senior secured term loan facility in an amount of up to $110.5 million with ING Bank. The facility matures in 2023, carries an interest rate of LIBOR plus a margin of 190 basis points and has an amortization profile of 18 years. The facility will be used to partially finance two of our recent VLCC resales and newbuilding contracts.

The Company has recorded debt issuance costs (i.e. deferred charges) of $11.6 million at June 30, 2017 as a direct deduction from the carrying amount of the related debt.

8. MARKETABLE SECURITIES

In January the Company purchased 10.9 million shares in DHT for an aggregate cost of $46.1 million.

In the first quarter the Company sold 1.7 million shares in DHT for proceeds of $7.9 million, recognizing a gain of $0.8 million in the first quarter.

In the second quarter the Company sold a further 3.2 million shares in DHT for proceeds of $13.8 million recognizing a gain of $0.5 million in the second quarter.

In July and August the Company sold a further 1.0 million shares in DHT for proceeds of $4.2 million and will not record a gain or loss in the third quarter.

9. SHARE CAPITAL

The Company had an issued share capital at June 30, 2017 of $169,809,324 divided into 169,809,324 ordinary shares (December 31, 2016: $169,809,324 divided into 169,809,324 ordinary shares).

10. RELATED PARTY TRANSACTIONS

The Company's most significant related party transactions are with Ship Finance International Limited ("Ship Finance"), a company under the significant influence of the Company's largest shareholder. The Company leased 10 of its vessels from Ship Finance at June 30, 2017 and pays Ship Finance a profit share based on the earnings of these vessels. Profit share arising in the six months ended June 30, 2017 was $5.6 million, which was $12.5 million less than the amount accrued in the lease obligations payable when the leases were recorded at fair value at the time of the merger with Frontline 2012.

In March 2017, the lease with Ship Finance for the 1998-built VLCC Front Century was terminated. The Company recorded a gain on this lease termination of $20.6 million in the first quarter of 2017 and reduced obligations under capital leases by $24.6 million. A termination payment of $4.1 million was paid in the second quarter to Ship Finance in connection with the lease termination.

In May 2017, the Company agreed with Ship Finance to terminate the long term charters for the 2000-built VLCC Front Scilla and the 1998-built Suezmax tanker Front Brabant upon the sale and delivery of the vessels by Ship Finance to unrelated third parties. The charters with Ship Finance terminated in the second quarter. Frontline made compensation payments to Ship Finance of $6.5 million and $3.6 million, respectively, for the termination of the charters and reduced obligations under capital leases by $41.7 million. The Company recorded a loss on termination, including these termination payments, of $12.2 million in the second quarter.

In May the Company drew down $50.0 million from its senior unsecured loan facility of up to $275.0 million facility with an affiliate of Hemen Holding Ltd.

Amounts earned from other related parties comprise office rental income, technical and commercial management fees, newbuilding supervision fees, freights, corporate and administrative services income and interest income. Amounts paid to related parties comprise primarily rental for office space and guarantee fees.

11. COMMITMENTS AND CONTINGENCIES

As of June 30, 2017, the Company's newbuilding program was comprised of six VLCCs, one Suezmax tanker and three LR2 tankers. As of June 30, 2017, total instalments of $159.0 million had been paid or accrued and the remaining commitments amounted to $557.4 million, of which $417.7 million is due in 2017, $86.3 million is due in 2018 and $53.4 million is due in 2019.

12. SUBSEQUENT EVENTS

In July 2017, the Company agreed with Ship Finance to terminate the long term charter for the 1997-built Suezmax Front Ardenne upon the sale and delivery of the vessel by Ship Finance to an unrelated third party. The charter with Ship Finance terminated in August. Frontline agreed to make compensation payments to Ship Finance of $4.8 million for the termination of the charter and will reduce obligations under capital leases by approx. $11.6 million. The Company expects to record a loss on termination, including this termination payment, of $5.8 million in the third quarter.

In July 2017, the Company took delivery of the Suezmax newbuilding Front Cascade and the VLCC newbuilding Front Earl. In August 2017, the Company took delivery of the LR2 newbuilding Front Pollux.